PNC FUNDS

PLAN OF LIQUIDATION
OF
PNC MICHIGAN INTERMEDIATE MUNICIPAL BOND FUND

August 28, 2014

      PNC Funds, a Delaware statutory trust (the "Trust"), will completely liquidate its PNC Michigan Intermediate Municipal Bond Fund (Class HH Common Stock, Class HH-Special Series 1 Common Stock and Class HH-Special Series 3 Common Stock) (the "Fund" and all of the outstanding shares of common stock, $.001 par value per share, of the Fund, collectively, the "Shares"), pursuant to the procedures set forth in this Plan of Liquidation (the "Plan").

      As of the date of this Plan or on such other date as determined by the officers of the Trust, the Trust shall no longer issue shares of the Fund. The Plan has been approved by the Board of Trustees of the Trust (the "Board") as being in the best interests of the Fund and the beneficial owners of the Fund. The Fund will be completely liquidated in accordance with the requirements of the Delaware Statutory Trust Act (the "DSTA"), the Trust's Agreement and Declaration of Trust (the "Declaration"), particularly Article VIII,
Section 1, and the Internal Revenue Code of 1986, as amended (the "Code"), as follows:

      1.	Adoption of the Plan.  The effective date of the Plan
(the "Effective Date") is the date on which the Plan was approved by the Board of Trustees as set forth above, no shareholder approval being required under the Declaration.

      2.	Winding Up of Business.  Subject to Section 3 below,
on October 28, 2014 or such other date as the officers of the Trust shall determine, the officers of the Trust and the Trust's investment adviser, PNC Capital Advisors, LLC, shall cause the Fund to terminate its active business as an investment company portfolio and shall no longer engage in any business activities with respect to the Fund, except for the purposes of winding up the Fund's businesses and affairs, preserving the value of its assets, discharging or making reasonable provision for the payment of all of its liabilities as provided in Section 3 hereof, and distributing the remaining assets to the stockholders of the Fund in redemption of their shares in accordance with this Plan.

      3.	Liquidation of Assets and Payment of Debts.  The
officers of the Trust and PNC Capital Advisors, LLC, shall cause the Fund to pay or make reasonable provision for the Fund to pay all claims and obligations of the Fund, including all contingent, conditional, or unmatured claims and obligations known to the Fund, and all claims and obligations that are known to the Fund but for which the identity of the claimant is unknown. If there are sufficient assets held with respect to the Fund, such claims and obligations shall be paid in full and any such provisions for payment shall be made in full. If there are insufficient assets held with respect to the Fund, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets (including, without limitation, cash, securities, or any combination thereof) held with respect to the Fund shall be distributed to the shareholders of the Fund ratably according to the number of shares of the Fund held of record by the several shareholders on the date for such dissolution distribution; provided, however, that if the shares of the Fund are divided into classes thereof, any remaining assets (including, without limitation, cash, securities, or any combination thereof) held with respect to the Fund shall be distributed to each class of the Fund according to the net asset value computed for such class, and within such particular class, shall be distributed ratably to the shareholders of such class according to the number of shares of such class held of record by the several shareholders on the date for such dissolution distribution.

      On or about October 28, 2014, or on such other date as determined by the officers of the Trust, the Trust shall sell and convert portfolio securities and any other assets of the Fund to cash or cash equivalents.

      4.	Liquidating Distribution to Shareholders.  On or
about October 31, 2014, or on such other date as determined by the officers of the Trust, and after payment of debts as contemplated by Section 3 hereof, the Trust shall distribute, in cash, all of the remaining net assets of the Fund, in complete liquidation of the Fund and redemption and cancellation of all of the outstanding shares of the Fund, to the shareholders of record of the Fund at the close of business on the liquidation date (the "Liquidation Date") pro rata with respect to each class of shares of common stock of the Fund on the Liquidation Date. Such distribution shall include, if necessary, a dividend that is sufficient to (i) distribute all of the Fund's net tax-exempt income and satisfy the distribution requirements set forth in Section 852(a) of the Code and avoid the imposition of tax on the Fund under Section 852 of the Code for the Fund's final taxable year ending on the Liquidation Date and for any prior taxable year in respect of which, at the time of declaration and payment, the Fund is eligible to declare and pay a spillback dividend under Section 855(a) of the Code and (ii) avoid the imposition of excise tax on the Fund under Section 4982 of the Code.

      5.	Certain Tax Matters.  This Plan is intended to, and
shall, constitute a plan of liquidation constituting the complete liquidation of the Fund, as described in Section 331, or 332, as the case may be, and Section 562(b) of the Code.

      6.	Amendment or Abandonment of Plan.  The Board may
modify or amend this Plan at any time if it determines that such action would be advisable and in the best interests of the Trust, its beneficial owners generally, and the shareholders of the Fund. In addition, the Board may abandon this Plan, without stockholder approval, at any time prior to the liquidation of the Fund if it determines that abandonment would be advisable and in the best interests of the Trust, its beneficial owners generally and the shareholders of the Fund.

      7.	Powers of Board and Officers.  The officers of the
Trust are authorized and directed to make, execute and deliver such agreements, conveyances, assignments, transfers, certificates and other documents and take such other action as they deem necessary or desirable in order to carry out the provisions of this Plan and effect the complete liquidation and termination of the Fund and the redemption of its outstanding shares in accordance with the DSTA, the Declaration, and the Code, including filing Internal Revenue Service Form 966 (Corporate Dissolution or Liquidation), with a certified copy of this Plan, within 30 days of the Effective Date.

      8.	Expenses of the Liquidation and Termination of the
Fund. The Fund shall bear all of its expenses incurred in carrying out this Plan.

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